UNITED STATES
SECURITIES AND EXCHANGE CO MMISSION Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

Name of issuer: The Shift, LLC

Legal status of issuer:
Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: California
Date of organization: October 18, 2018

Physical address of issuer: 3101 N. Filbert Ave., Fresno, CA 93727

Website of issuer: invest.angelfunding.com/theshift

Name of intermediary through which the offering will be conducted: VAS Portal, LLC CIK number of intermediary: 0001749383
SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Current number of employees: 1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,529,663.56	$469,395
Cash & Cash Equivalents:	$1,529,663.56	$292,000
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$1,158.34	$94.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	-$1,230,266.17	$-266,298.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, V T, VA, WA, WV, W I, WY.

OFFERING STATEMENT

     Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Shift, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes
For each of the past two years our Form C-AR filing was filed late.

DIRECTORS OF THE COMPANY

4.
Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Principal Occupation	Main Employer	Dates of Service
Brock Heasley	See Below for Employment History		

OFFICERS OF THE COMPANY

5.
Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Officer:
Brock Heasley
Position: CEO
Dates of Service:
10/18/2018-Present
Responsibilities: Writing, Producing, Directing the feature film, "The Shift"

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-January 2022
Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Tremendum Pictures
Employer's Principal Business: Film Production
Title: Writer/Producer
Dates of Service: January 2015- October 2017
Responsibilities: Writing, Directing, Producing, Editing, and Designing on creative works, primarily in film, including the feature films The Gallows and The Gallows: Act II

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects, including two short films (The Shift and The Two Hundred Fifth), a comic book (The Superfogeys), and a novel (Paper Bag Mask).

PRINCIPAL SECURITY HOLDERS

6.
Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer 's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Held	% of Voting Power
Brock Heasley	1,090,000	50%
Erin Heasley	1,090,000	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A theo fiction. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern
faith-based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached by the devil, Satan himself, and offered fame, wealth, and happiness in exchange for doing the devil's bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

This is Kevin's story and the story of THE SHIFT: a Christ-centered story that doesn't preach but simply shows a good, albeit flawed man endure his extraordinary trial of faith as the devil rages against him. THE SHIFT is not just for the faith-based crowd. Though the faith connections will be there, as a science fiction film and a human story of love and trial, it will be accessible to a number of audiences. The goal is no less than a true crossover film with a Hollywood quality production that can reach both believing and non-believing audiences alike.

This is not a film designed to preach. As in the short film, characters, ideas, and events will be presented without special commentary, allowing the viewer to have their own experience and decide for themselves what the film is about. Those who do not have faith have already connected with THE SHIFT short film on a completely different level. Some see it as a fable about the importance of communication, others as a humanist parable about the difficulty of existence. Still others just enjoy it for the sci-fi-ness of it all, taking pleasure in the mystery and the speculative nature of its mythology.

Over the last several years, faith-based films have been firmly established as a large and thriving niche market, often breaking into the box office top ten on their week of release. To cite recent examples, Breakthrough (starring Chrissy Metz and Topher Grace) brought in worldwide ticket sales of over $50,000,000 and/ Can Only Imagine (starring Dennis Quaid) opened with over $17 million receipts in its first week of release, eventually reaching a total of over $83,000,000. Before that, Heaven is For Real (starring Jennifer Garner) scored a domestic total of over $90,000,000 in receipts in 2014.
Faith-based films are in a growth period, but they can only keep growing if they continue to offer audiences something new.

A theatrical release of THE SHIFT is planned for December 2023 after production concluded in March 2023. The film will be distributed by Angel Studios and subsequent to the theatrical release will appear on the Angel Studios and Pure Flix streaming platforms, as well as on physical media.

The film was made with a top flight list of talent behind the camera, including Producer Ken Carpenter,

Executive Producer Dallas Jenkins, Composers Dan Haseltine and Matthew S. Nelson, Director of Photography Edd Lukas, Casting Director Beverly Holloway, Editor Chris Witt, Costumer Anna Redmon, Production Designer Kathryn Tucker, and Writer/Director Brock Heasley. In front of the camera, THE SHIFT features Kristoffer Polaha, Neal McDonough, Elizabeth Tabish, John Billingsley, Rose Reid, Paras Patel, Jordan Alexandra, Jordan Walker Ross, and Sean Astin. While there is no guarantee of success, wide exhibition in both foreign and domestic is planned.

As part of our distribution plan, we will also be utilizing Angel Studios's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, VOD, and physical sales, as well as merchandising opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with a disruptor in the movie and television space like Angel Studios.

One of those opportunities has already born fruit in with the Empty Tomb merchandising products that have sold well. Angel
Studios plans to expand the line of products into the retail space.

We conducted four previous crowdfunding campaigns. The first concluded September 30, 2020, the

second on April 29, 2021, the third November 23, 2021, and the fourth October 18, 2022. These previous efforts successfully raised over $3.1M combined. Our eventual final budget totaled approximately $6.7M, with the rest of the money coming from private investment and tax incentives from the state in which the film was shot, Alabama.

At the time of this filing, the film is slated for release December 2023.

THE SHIFT is a chance to put something good into the world. It's a chance to share a thought-provoking and challenging story of faith and struggle that can inspire and be appreciated by anyone.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Although we have little operating history, we have completed filming, but there is no knowledge if the production will be able to be successfully completed within the stated budget because we still have post- production to complete.

(2) It is possible that any other number of unexpected situations (occurrences colloquially known as "force majeure" events) may arise that prevent the completion of the production of the movie based on state or federal laws or the realities of the situation.

(3) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(4) Even if we are able to distribute the movie, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.

(5) As a faith-based, niche film, the potential market is smaller than your average blockbuster

(6) We desire to obtain a theatrical release, among its other methods of distributions, but we cannot guarantee that we can get this for The Shift

(7) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc. (8) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors

(9) Competition for The Shift at the time of release cannot be known, nor its effects on the outcome of viewership to The Shift at the time of release

OWNERSHIP AND CAPITAL STRUCTURE

10. Do the securities offered have voting rights? □ Yes ☒ No

11. Are there any limitations on any voting or other rights identified above? ☒ Yes □ No

Explain: Pursuant to the Operating Agreement and on the rules for Regulation Crowdfunding, the investors holding Preferred Units have limitations on their ability to transfer their interest.

12. How may the terms of the securities being offered be modified?

Amendments to the Operating Agreement can be made by a majority of the Membership Interest in the Company and so the Preferred Units are protected from negative changes by the Manager's fiduciary duties to represent all of the members of the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

13.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	unlimited	2 180 000	Yes	
Preferred Units	unlimited	1,216,308	No	Preferred return of 120% before distributions to Common Unit holders

14.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Could be diluted by future offerings.

15.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?   ⊠ Yes No

16.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

17.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation is based on an industry practice of granting to all investors a total of roughly 50% of the company in exchange for whatever the budget will be. If the entire budget is raised in the form of equity, the ownership of the company will be roughly 50% to the creators and 50% to the investors, thus following the industry practice.

18. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the
Company that might affect the value of their interest.

19. What are the risks to purchasers associated with corporate actions including:

•   additional issuances of securities, If additional issuances are made, the investors in this offering may become diluted
•   issuer repurchases of securities, The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
•
   a sale of the issuer or of assets of the issuer; or The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens they would get paid out first before Common Unit holder get paid out.
•
   transactions with related parties?
Although the Manager of the Company may enter into related party contracts, his fiduciary duties to all members are what protect the investors in this offering from abuse.

20. Describe the material terms of any indebtedness of the issuer: N/A

21. What other exempt offerings has the issuer conducted within the past three years?
Completed a Regulation CF in October of 2020, which raised $152,848

Completed a Regulation CF in April of 2021, which raised $574,764

Completed a Regulation CF in November of 2021, which raised $1,014,987

Completed a Regulation CF in October of 2022, which raised $1,452,036

22. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section
4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or persons

(4) any immediate family member of any of the foregoing

No to all of this.

If yes, for each such transaction, disclose the following:
• Brock Heasley's total salary as Writer/Director/Producer is $100,000

FINANCIAL CONDITION OF THE ISSUER

23. Does the issuer have an operating history? ☒ Yes No

24. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has a limited operating history. Up to this point, we have finished four previous Reg CF offerings and have completed production on the film. Because of that, all monies were funneled into a separate LLC in Alabama to take advantage of local tax incentives. However, revenue, once it begins paying out, will come to the California entitity.

FINANCIAL INFORMATION

25.
Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited 2022 Financial Statements, plus the financial statements for January 2021 through July of 2022 (balance sheets, statements of comprehensive income, statements of cash flows, and statements of changes in stockholders' equity).

26. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☒ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. in connection with the purchase or sale of any security? ☐ Yes ☒ No;
ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i). at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
(B) engaging in the business of securities, insurance or banking? Yes ☒ No
(C) engaging in savings association or credit union activities? Yes ☒ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? Yes ☒ No
ii. places limitations on the activities, functions or operations of such person? Yes ☒ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section lO(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
Yes ☒ No
ii. Section 5 of the Securities Act? Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
Yes ☒No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No

OTHER MATERIAL INFORMATION

In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Writer/Director Brock Beasley's experience with losing his job at the same time as his wife makes him uniquely qualified to tell the story of a man who finds himself at his lowest point with only his past experiences with God to rely on for faith when all other evidence has abandoned him. Additionally, Brock is an accomplished storyteller in various mediums, including books, comics, and, most crucially, film. He also currently has a TV show in active development with Oops Doughnuts Productions, giving him a well-rounded education not only in storytelling, but also in the business of making content an audience wants to see.

There is a short film video on the portal's page for this offering. The short film is the concept video for the project contemplated by this offering. If the offering successfully closes with over $250,000 in funds (after accounting for the offering expenses and including any private offering funds raised outside of this Regulation CF offering), the Company intends to raise the rest of the funds through private investment and then produce a full-length film based on the short film.

There is a pitch video on the portal's page for this offering. The pitch video was crafted in partnership with the Harmon Bros. marketing agency and Angel Studios, and directed and edited by Brock Heasley. In it, a spokesperson describes the attractiveness of the proposed THE SHIFT feature film to potential audiences and how it will be different from other faith films and also from typical Hollywood products.

There is a Dallas Jenkins Endorsement video on the portal's page for this offering. The video features Dallas Jenkins, the creator of The Chosen, talking about why he has signed on board to Executive Produce The Shift and his belief in Brock Beasley's abilities as a storyteller.

There is a video called "The Shift Animatic" on the portal's page. Featuring an animated concept for a portion of the feature film to give those interested in investing in the film a better idea of what it could be like. We have also completed a live-action test footage film. There have been cast selections that will be revealed over the coming months.

There are livestreams and a placeholder for additional live-stream videos in which Brock Heasley will discuss the short film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the livestream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these livestreams are recorded and stay on the portal's page for this offering.

A teaser trailer for the film is available online on "The Shift Official Film" YouTube channel, along with several behind the scenes looks at the production.

Occasionally, livestreams are recorded in which fans can ask question. Once filmed, these live-streams are recorded and stay on the YouTube and Facebook pages.

ONGOING REPORTING

28.   Once posted, the annual report may be found on the SEC's Edgar website or the issuer's website at:

invest.angel.com/theshift-4

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

I, Brock Heasley, certify that the financial statements of The Shift, LLC included as exhibits to this Form are true and complete in all material respects.

Brock Heasley, CEO, 05/15/2023.